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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549

                                  ------------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                       UNITED DOMINION REALTY TRUST, INC.
             (Exact name of registrant as specified in its charter)


                     Virginia                                                       54-0857512
                     --------                                                       ----------
     (State of incorporation or organization)                                      (IRS employer
                                                                                identification no.)
               10 South Sixth Street
                Richmond, Virginia                                                     23219
                ------------------                                                     -----
     (Address of principal executive offices)                                       (Zip code)

If  this  form  relates  to the  registration  of a              If this form  relates  to the  registration  of a
class of  securities  pursuant to Section  12(b) of              class of securities  pursuant to Section 12(g) of
the  Exchange  Act  and is  effective  pursuant  to              the  Exchange  Act and is  effective  pursuant to
General   Instruction   A.(c),   please  check  the              General   Instruction  A.(d),  please  check  the
following box.  [ ]                                              following box.  [X]
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              Securities Act registration statement file number to
                         which this form relates: None


        Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                               Name of each exchange on which
to be so registered                               each class is to be registered
-------------------                               ------------------------------

      None                                                     N/A


        Securities to be registered pursuant to Section 12(g) of the Act:

                         Preferred Stock Purchase Rights
                         -------------------------------
                                (Title of class)



 Item 1. Description of Registrant's Securities to be Registered.
         --------------------------------------------------------

         On January 27, 1998, the Board of Directors of the Company (the "Board"), approved a Rights Agreement, dated as of and to be effective on January 27, 1998 (the "Rights Agreement") between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, having the principal terms summarized below. The Rights Agreement provides for the issuance of Rights (the "Rights") to purchase shares of Series C Junior Participating Cumulative Redeemable Preferred Stock (the "Series C Preferred Stock") of the Company, no par value. In accordance with the Rights Agreement, the Board also declared a dividend distribution of one Right for each outstanding share of Common Stock (the "Common Stock"), of the Company to shareholders of record at the close of business on February 4, 1998 (the "Record Date").

         Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series C Preferred Stock. Each one one-thousandth of a share (a "Unit") of Series C Preferred Stock is structured to be the equivalent of one share of Common Stock. The exercise price of the Right will be $45.00 subject to adjustment (the "Purchase Price").

         Rights will also attach to shares of Common Stock issued after the Record Date but prior to the Distribution Date (as defined below) unless the Board determines otherwise at the time of issuance. The description and terms of the Rights are set forth in the Rights Agreement.

         The Rights will be appurtenant to the shares of Common Stock and will be evidenced by Common Stock certificates, and no separate certificates evidencing the Rights (the "Rights Certificates") will be distributed initially. The Rights will separate from the Common Stock and a distribution of the Rights Certificates will occur (the "Distribution Date") upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of more than 15% of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially becoming an Acquiring Person. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) any Common Stock certificates issued will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates.

         The Rights are not exercisable until the Distribution Date and will expire at the close of business on February 4, 2008, unless earlier redeemed or exchanged by the Company as described below. As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and thereafter such separate Rights Certificates alone will represent the Rights.

         The Agreement provides that if any person becomes an Acquiring Person, proper provision shall be made so that each holder of a Right (except as set forth below) will thereafter have the right to receive, upon exercise and payment of the Purchase Price, Series C Preferred Stock or, at the option of the

Company, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to twice the amount of the Purchase Price.

         In the event that, at any time  following the Stock  Acquisition  Date,
(i) the Company is acquired in a merger, statutory share exchange, or other business combination in which the Company is not the surviving corporation, or
(ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except as set forth below) shall thereafter have the right to receive, upon exercise and payment of the Purchase Price, common stock of the acquiring company having a value equal to twice the Purchase Price. The events set forth in this paragraph and in the immediately preceding paragraph are referred to as the "Triggering Events."

         Upon the occurrence of a Triggering Event that entitles Rights holders to purchase securities or assets of the Company, Rights that are or were owned by the Acquiring Person, or any affiliate or associate of such Acquiring Person, on or after such Acquiring Person's Stock Acquisition Date shall be null and void and shall not thereafter be exercised by any person (including subsequent transferees). Upon the occurrence of a Triggering Event that entitles Rights holders to purchase common stock of a third party, or upon the authorization of an Exchange, Rights that are or were owned by any Acquiring Person or any affiliate or associate of any Acquiring Person on or after such Acquiring Person's Stock Acquisition Date shall be null and void and shall not thereafter be exercised by any person (including subsequent transferees).

         The Purchase Price payable, and the number of shares of Series C Preferred Stock, Common Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution.

         At any time after any person becomes an Acquiring Person, the Company may exchange all or part of the Rights (except as set forth below) for shares of Common Stock (an "Exchange") at an exchange ratio of one share per Right, as appropriately adjusted to reflect any stock split or similar transaction.

         At any time until ten days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"). Under certain circumstances set forth in the Rights Agreement, the decision to make an Exchange or to redeem the Rights shall require the concurrence of a majority of the Continuing Directors (as defined below). Additionally, the Company may thereafter but prior to the occurrence of a Triggering Event redeem the Rights in whole, but not in part, at the Redemption Price provided that such redemption is incidental to a merger or other business combination transaction involving the Company that is approved by a majority of the Continuing Directors, does not involve an Acquiring Person, and in which all holders of Common Stock are treated alike. After the redemption period has expired, the Company's right of redemption may be reinstated if an Acquiring Person reduces his beneficial ownership to 15% or less of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company. Immediately upon the action of the Board ordering redemption of the Rights, with, where required, the concurrence of the Continuing Directors, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         The term "Continuing Directors" means any member of the Board who was a member of the Board immediately before the adoption of the Rights Agreement, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors, but does not include an Acquiring Person, or an affiliate or associate of an Acquiring Person, or any representative of the foregoing entities.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Series C Preferred Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

         Other than certain provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board (in certain circumstances, only with the concurrence of the Continuing Directors) in order to cure any ambiguity, to make certain other changes that do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, no amendment to adjust the time period governing redemption may be made at such time as the Rights are not redeemable.

         At the same time that it approved the Rights Agreement, the Board designated 1,000,000 shares of the Company's Preferred Stock, no par value, as the "Series C Junior Participating Cumulative Redeemable Preferred Stock." The Company will not issue any shares of Series C Preferred Stock except upon the exercise of Rights. The Series C Preferred Stock is junior to the Company's 91/4% Series A Cumulative Redeemable Preferred Stock and its 8.60% Series B Cumulative Redeemable Preferred Stock in respect of rights to receive dividends and to participate in distributions or payments in the event of any liquidation, dissolution or winding up of the Company, and is senior to the Common Stock and any other capital stock of the Company ranking, as to dividends and upon liquidation, junior to the Series C Preferred Stock.

         Holders of shares of the Series C Preferred Stock are be entitled to receive cumulative preferential cash dividends payable quarterly in an amount per share equal to the greater of (i) $.01 or (ii) 1,000 times the aggregate per share amount of all cash dividends, and 1,000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions (other than dividends payable in shares of Common Stock), declared on the Common Stock since the immediately preceding quarterly dividend payment date, or, with respect to the first quarterly dividend payment date, since the first issuance of any share or fraction of a share of Series C Preferred Stock.

         In the event of any liquidation, dissolution or winding up of the Company, the holders of shares of Series C Preferred Stock are entitled to be paid out of the assets of the Company legally available for distribution to its shareholders a liquidation preference of $1,000.00 per share, plus accrued and unpaid dividends thereon to the date of payment (the "Series C Preferred

Liquidation Preference"). After the payment to the holders of the shares of the Series C Preferred Stock of the full Series C Preferred Liquidation Preference, the holders of the Series C Preferred Stock as such shall have no right or claim to any of the remaining assets of the corporation until the holders of Common Stock shall have received an amount per share (the "Common Adjustment") equal to the quotient obtained by dividing (i) the Series C Preferred Liquidation Preference by (ii) 1,000. In the event that there are not sufficient assets available after payment in full of the Series C Preferred Liquidation Preference to permit payment in full of the Common Adjustment, then the remaining assets shall be distributed ratably to the holders of the Common Stock.

         The outstanding shares of Series C Preferred Stock may be redeemed at the option of the Board as a whole, but not in part, at any time, or from time to time, at a price per share (the "Series C Preferred Redemption Price") equal to (i) 1,000 times the Average Market Value of the Common Stock, plus (ii) all accrued and unpaid dividends to and including the date fixed for redemption. The "Average Market Value" is the average of the closing sale prices of a share of the Common Stock during the 30-day period immediately preceding the date before the redemption date quoted on the Composite Tape for New York Stock Exchange Listed Stocks, or, if the Common Stock is not quoted on the Composite Tape, on The New York Stock Exchange, or, if the Common Stock is not listed on such exchange, on the principal United States registered securities exchange on which the Common Stock is listed, or, if the Common Stock is not listed on any such exchange, the average of the closing bid quotations with respect to a share of Common Stock during such 30-day period on The Nasdaq Stock Market, or if no such quotations are available, the fair market value of a share of Common Stock as determined by the Board in good faith.

         Each share of Series C Preferred Stock shall entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the shareholders of the Company. The holders of shares of Series C Preferred Stock and the holders of shares of Common Stock shall vote together as one voting group on all such matters. Whenever dividends on any shares of Series C Preferred Stock shall be in arrears for six or more consecutive quarterly periods, the holders of such shares (voting separately as a class with all other series of Preferred Stock having like voting rights) will be entitled to vote for the election of two additional directors of the Company until all dividends accumulated on shares of Series C Preferred Stock for the past dividend periods and the then current dividend period shall have been fully paid. In such case, the entire Board of Directors of the Company will be increased by two directors.

         The dividend rate on the Series C Preferred Stock , the Series C Preferred Liquidation Preference, the Common Adjustment, the Series C Preferred Redemption Price and the number of votes per share of Series C Preferred Stock are all subject to adjustment upon the declaration of any dividend payable in Common Stock, subdivision of the outstanding Common Stock or combination of the outstanding shares of Common Stock into a smaller number of shares.

         The Rights Agreement (which includes as Exhibit A the form of Rights Certificate) is attached to this Form 8-A as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to the Rights Agreement and its exhibits.

 Item 2. Exhibits.
         --------
         The following exhibits are filed as a part hereof:

          1. Rights Agreement, dated as of January 27, 1998 between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent.

          2. Form of Rights Certificate (included as Exhibit A to the Rights Agreement).

          3. Articles of Amendment of the Articles of Incorporation of United Dominion Realty Trust, Inc.

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                          UNITED DOMINION REALTY TRUST, INC.
                                   (Registrant)



                          By:      /s/ Katheryn E. Surface
                                   -------------------------------------------
                                   Name:  Katheryn E. Surface
                                   Title:   Senior Vice President and
                                            General Counsel


Dated:  February 4, 1998

                                  EXHIBIT INDEX



Exhibit No.              Description
-------------------      -------------------------------------------------------

        1                Rights Agreement,  dated as of January 27, 1998 between
                         the  Company  and  ChaseMellon   Shareholder  Services,
                         L.L.C., as Rights Agent

        2 Form of Rights Certificate (included as Exhibit A to the Rights Agreement)

        3 Articles of Amendment of the Articles of Incorporation of United Dominion Realty Trust, Inc.